

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 25, 2024

Jeffrey Poulton
Chief Financial Officer
Alnylam Pharmaceuticals, Inc.
675 West Kendall Street
Henri A. Termeer Square
Cambridge, MA 20142

> **Re: Alnylam Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-36407**

Dear Jeffrey Poulton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences